vnu

05010884

RECEIVED

2005 AUG 31 P 5:27

ADR file nr 82-2876

Press release

Date August 19, 2005

SUPPL

VNU NAMES BERGER CORPORATE CONTROLLER,

APPOINTS VAN SCHAIK TO NEW TECHNOLOGY INTEGRATION POSITION

Haarlem, the Netherlands – VNU, a leading global information and media company, today named David Berger to the position of senior vice president and corporate controller for its global operations. Berger's appointment follows VNU's decision, announced last year, to relocate its corporate controlling function from Haarlem, the Netherlands to New York.

Berger, who previously served as chief financial officer of VNU's U.S. operations, will be responsible for all aspects of the controlling function, including financial planning, reporting, analysis, systems and policies. In addition, he will continue to oversee a number of global shared services functions, including global purchasing, real estate and SAP. Berger will continue to report to Rob Ruijter, VNU's chief financial officer.

Berger succeeds Ad van Schaik, who was named to the new position of senior vice president and IT/Production integration officer, based in Haarlem and reporting to Ruijter. In this new role, Van Schaik will be responsible for VNU's efforts to reorganize and streamline its IT and data production infrastructure, especially as it relates to the company's proposed merger with IMS Health.

In addition, Van Schaik will continue to oversee worldwide projects related to the company's compliance with Sarbanes Oxley and Tabaksblat, and its Business Control Planning (BCP) process. He also will remain the managing director ("bestuurder") for VNU Netherlands.

The changes are effective immediately.

PROCESSED
SEP 01 2005
THOMSON
FINANCIAL

"David Berger brings a wealth of financial management and VNU company experience to his expanded global role – experience that will be extremely valuable as we convert to International Financial Reporting Standards (IFRS), and harmonize our accounting policies with U.S. GAAP in advance of our listing on the New York Stock Exchange," said Ruijter. "We are also pleased that Ad van Schaik will continue with the company in a new and important role as we seek greater efficiency and cost synergies in our information technology area."

dlw 8/31

1.1.001 02.99

VNU nv / Corporate Communications / Investor Relations
P.O. Box 1, 2000 MA Haarlem, The Netherlands / Telephone +31 23 546 36 00 / Fax +31 23 546 39 12

vnu

Press release

Berger joined VNU in 2001 from Simon & Schuster where he held a number of senior financial management positions. Previously, he worked for American National Can Company, serving as CFO of one of its largest divisions. A Certified Public Accountant (CPA), Berger began his professional career with the public accounting firm of Touche Ross and Company. He is a graduate of the University of Pennsylvania and received his MBA from the University of Chicago.

Van Schaik joined VNU in 2002 as corporate controller. Previously, he worked for many years at E.I. du Pont de Nemours and Company, where he held various international business and finance assignments, lastly as global CFO and Six Sigma Champion for DuPont Powder Coatings, Germany. Van Schaik started his career in corporate finance with Philips Electronics NV and has a masters degree from Erasmus University, Rotterdam.

About VNU
VNU is a global information and media company with leading market positions and recognized brands in marketing information (ACNielsen), media measurement and information (Nielsen Media Research) and business information (Billboard, The Hollywood Reporter, Computing, Intermediair).

VNU is active in more than 100 countries, with headquarters in Haarlem, the Netherlands and New York, USA. The company employs 38,000 people. Total revenues under IFRS amounted to EUR 3.3 billion in 2004. VNU is listed on the Euronext Amsterdam (ASE: VNU) stock exchange. For more information, please visit the VNU website at www.vnu.com.

Press contact	Will Thoretz	New York	+1 646 654 8133
Investor relations	Rob de Meel	Haarlem	+31 23 546 36 00
	Arnout Asjes	New York	+ 1 646 654 5031
	Peter Wortel	Haarlem	+31 23 546 36 00